
August 16, 2023

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
G-8 Calle O'Neill
San Juan, Puerto Rico 00918

>   **Re: Energy Exploration Technologies, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 3**
>   **Filed August 3, 2023**
>   **File No. 024-11823**

Dear Teague Egan:

        We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A filed August 3, 2023

LiTAS Technology, page 31

1.   We note your response to prior comment 2 and reissue in part. Please clarify whether you have entered into any joint agreements with General Motors. If so, please revise this section and elsewhere in the offering circular to disclose the current status and the material terms of such agreements with General Motors.

2.   We note your response to prior comment 2 that certain aspects of the contractual relationship with the University of Texas have been terminated. Please revise your disclosure to discuss the specific aspects of the contractual relationship with the University of Texas that have terminated, including the reason for and the timeline of this

development.

Contractual Obligations, Commitments and Contingencies, page 33

3. We note your response to prior comments 2 and 3, which we reissue in part. We refer to your disclosure on page 33 that you entered into a Patent Licensing Agreement with the University of Texas at Austin in January 2023. While we note in your reference to prior agreements with the University of Texas that have been filed, please also file the license agreement that you entered into with the University of Texas in January 2023 as an exhibit to this offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material. Please also revise to disclose the aggregate amounts paid to date (including the payment of any upfront or execution fees), when the last-to-expire patent is scheduled to expire and the royalty term, and the aggregate future milestone payments to be paid under your exclusive license agreement with the University of Texas.

Intellectual Property, page 33

4. We note your disclosure that two patents relating to metal organic framework compounds have been licensed from the University of Oslo. Please clarify whether you have entered into a license agreement with the University of Oslo. If so, please disclose the material terms of the agreement, including the nature and scope of the intellectual property transferred, each parties' rights and obligations, the duration of the agreement, the termination provision, any upfront or execution payments paid, the aggregate amounts paid to date under the agreement, the aggregate future potential milestone payments to be paid and the royalty term and rate or range that does not exceed ten percentage points, as applicable. Please also file any agreement you have entered into with the University of Oslo as an exhibit to this offering circular as required by Item 17.6 of Form 1-A or tell us why it is not material.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Rebecca G. DiStefano, Esq.